

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2014

Via E-mail
John Pescatore
Chief Executive Officer and President
Pacific Datavision, Inc.
100 Hamilton Plaza
Paterson, NJ 07505

Re: **Pacific Datavision, Inc.**
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted on December 3, 2014
File No. 377-00731

Dear Mr. Pescatore:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Financial Statements for the Fiscal Years Ended March 31, 2014 and 2013 Report of Independent

Registered Public Accounting Firm, page F-17

1.   We note your response to comment 5 from our letter dated November 26, 2014. Since the restatement is a correction of a misstatement in previously issued financial statements rather than a change in the Company's accounting policy, please have your auditor revise its additional explanatory paragraph in its audit report to include the language specified in AU 508.18A.

Notes to Financial Statements

2.Summary of Significant Accounting Policies, Revenue Recognition, page F-23

2.   We have considered your response to previous comment 3. Please address each of the following:

a.   You state that you are solely responsible for developing pdvConnect and each of the features and services currently offered to the customers of the domestic carriers. Please explain to us why you believe the domestic carrier's customer is your customer. Please address your legal rights and obligations with respect to Carrier's customer.

b.   Please clarify what you have determined to be the deliverable(s) in the arrangement. We note that you have referred to the following products and services that you provide under your arrangement with the domestic carriers:

- pdvConnect software and related features and services that you developed
- Contacting new customers identified by the carrier and ensuring that it is loaded and properly operating
- Operation and performance of pdvConnect, including hosting and maintaining the servers on which pdvConnect operates
- Maintenance and support services to the carriers and/or their respective customers, including other than Tier 1 support services provided by the domestic carriers.

c.   We note that you have determined that you are the primary obligor in the arrangement. Based on the information provided in your response, we note that both you and the domestic carrier appear to share rights and responsibilities in providing pdvConnect to the domestic carrier's customer at the outset of the arrangement and on an ongoing basis. You indicated in your current and prior responses that the carrier is responsible for identifying a potential customer and taking orders, marketing, billing the customer and tier 1 customer support. Please address each of the following:

- Please clarify the carrier's role in identifying the potential customer and taking orders. Please explain whether or not the carrier's customer has signed-up and agreed to pay the Carrier for the pdvConnect product prior to your involvement.
- Please explain the different levels of customer support provided to the carrier's customer, the nature of your responsibility for customer support and the nature of the carrier's responsibility. We note that in your

response that you provide training to the carrier's sales force. Please clarify whether or not you also provide training carrier's customer service group to enable them to provide the customer with support. If you do provide customer service training, explain the nature of training you provide to and why the training is provided.

d.   Please explain to us what happens under the license arrangement with the domestic carrier's customer when that customer cancels its service with the domestic carrier and how you considered this in your primary obligor analysis.

e.   Please clarify what you mean as stated in your November 20, 2014 response, that you "remain ultimately responsible to the customers for the acceptability and performance of pdvConnect." Additionally, please describe the nature of any refunds or penalties that you are required to provide and to which party these are directly provided, the domestic carrier or its customer. Additionally, please describe the rights and penalties afforded to you if the carrier is not able to transmit pdvConnect to its customers.

f.   We note that you state that the title of pdvConnect is not assumed by the carrier. Based on your recent response, it appears that title of PdvConnect is also not transferred to carrier's customer. Please expand your analysis to address how title not being transferred to either party was considered in your analysis of inventory risk.

g.   We note that you state that you enter into a license agreement with the carrier's customer. Please clarify whether or not you enter into a license agreement with the carriers and how that was considered in your analyses of inventory risk.

h.   Please clarify if you are required to compensate the carrier for the services it provides to provide its customer with pdvConnect. Explain how you consider ASC 605-45-45-7 in your analysis of inventory risk.

i.   Please clarify the extent to which pdvConnect is modified by you to meet individual carrier customer needs or specifications. Also clarify the nature of the minimum standard placed by the carriers that you refer to in a prior response and the extent to which the carrier has the ability to request other modifications of pdvConnect to meet its needs or specifications. If this is the case, clarify whether or not these modifications need to be made prior to offering pdvConnect to the carrier offering it to its customers.

j.   Please clarify if the carrier has the right to evaluate or determine whether or not pdvConnect is acceptable to offer it to its customers. If so, please clarify the nature of the items the carrier considers in its evaluation.

k.   You have stated that the carrier is responsible for collecting the sales price from its customer and that the carrier pays you a portion of the sales price paid by its customer only after its customer has paid. You clarify in your response that you do not have credit risk for the carrier's portion of the total amount billed. Please explain why you have determined that the total sales price represents the amount paid by the customer rather than the amount you are paid by the carrier.

l.   Please tell us your history of bad debt expense with respect to amounts due from the carriers' customers.

m.   Please clarify whether or not the carrier is able to adjust the amount it pays you for pdvConnect provided to its customers. To the extent adjustments are contemplated, please clarify the nature of these adjustments and when they apply.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268 or me at (202) 551-3257 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director